PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 7, 1995)

                                     [LOGO]

                        DUKE REALTY LIMITED PARTNERSHIP

                $50,000,000 7 1/4% NOTES DUE SEPTEMBER 22, 2002
                $100,000,000 7 3/8% NOTES DUE SEPTEMBER 22, 2005
                                 --------------

    The 7 1/4% Notes due September 22, 2002 (the "2002 Notes") and the 7 3/8% Notes due September 22, 2005 (the "2005 Notes," and together with the 2002 Notes, the "Notes") offered hereby (the "Offering") are being issued by Duke Realty Limited Partnership, an Indiana limited partnership (the "Operating Partnership"), in aggregate principal amounts of $50,000,000 and $100,000,000, respectively. The 2002 Notes will mature on September 22, 2002 and may not be redeemed by the Operating Partnership prior to maturity. The 2005 Notes will mature on September 22, 2005 and are redeemable at any time after September 22, 2002 at the option of the Operating Partnership, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the 2005 Notes being redeemed plus accrued interest to the redemption date and (ii) the Make-Whole Amount (as defined in "Description of the Notes -- Optional Redemption"), if any. The Notes are not subject to any mandatory sinking fund. Interest on the Notes is payable semi-annually in arrears on each March 22 and September 22, commencing March 22, 1996. See "Description of the Notes."

    Each series of Notes will be represented by a single fully-registered global note in book-entry form, without coupons (each a "Global Note"), registered in the name of the nominee of The Depository Trust Company ("DTC"). Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC (with respect to beneficial interests of participants) or by participants or persons that hold interests through participants (with respect to beneficial interests of beneficial owners). Owners of beneficial interests in the Global Notes will be entitled to physical delivery of Notes in definitive form equal in principal amount to their respective beneficial interest only under the limited circumstances described under "Description of the Notes -- Book-Entry System." Settlement for the Notes will be made in immediately available funds. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in definitive form, and secondary market trading activity in the Notes will therefore settle in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Operating Partnership in immediately available funds. See "Description of the Notes -- Same-Day Settlement and Payment."
                             ---------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED  UPON THE ACCURACY OR ADEQUACY  OF THIS PROSPECTUS SUPPLEMENT OR
     THE PROSPECTUS  TO   WHICH  IT RELATES.  ANY REPRESENTATION  TO  THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------
    THE  ATTORNEY GENERAL  OF THE  STATE OF  NEW YORK  HAS NOT  PASSED ON OR
    ENDORSED   THE  MERITS OF  THIS  OFFERING. ANY  REPRESENTATION  TO  THE
                             CONTRARY IS UNLAWFUL.

                                                                                                         PROCEEDS TO THE
                                                                                   UNDERWRITING             OPERATING
                                                         PRICE TO PUBLIC (1)       DISCOUNT (2)        PARTNERSHIP (1)(3)
Per 2002 Note.........................................         99.578%                  .7%                  98.878%
Total.................................................       $49,789,000             $350,000              $49,439,000
Per 2005 Note.........................................         99.152%                 .75%                  98.402%
Total.................................................       $99,152,000             $750,000              $98,402,000

(1)  Plus accrued interest, if any, from September 22, 1995.
(2) The Operating Partnership has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Operating Partnership estimated at $175,000.

                             ---------------------

    The Notes are offered by the Underwriters, subject to prior sale, when, as and if issued by the Operating Partnership and delivered to and accepted by the Underwriters, to approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made in New York, New York on or about September 22, 1995.
                             ---------------------
MERRILL LYNCH & CO.
                          J.P. MORGAN SECURITIES INC.

                                             FIRST CHICAGO CAPITAL MARKETS, INC.
                                  ------------

         The date of this Prospectus Supplement is September 19, 1995.

[Map graphic entitled "Duke Realty Investments Principal Markets" and consisting of (1) a map of the continental United States on which the states of Missouri, Wisconsin, Illinois, Michigan, Indiana, Kentucky, Tennessee and Ohio are shaded and (2) a larger map of such states on which the city of Indianapolis, Indiana is shown as the Corporate Headquarters; the cities of Decatur, Illinois, Detroit, Michigan, St. Louis, Missouri, Columbus, Ohio, Cincinnati, Ohio and Nashville, Tennessee are shown as Regional Office locations; and the cities of Milwaukee, Wisconsin, St. Louis, Missouri, Bloomington, Illinois, Champaign, Illinois, Decatur, Illinois, Indianapolis, Indiana, Nashville, Tennessee, Detroit, Michigan, Fort Wayne, Indiana, Columbus, Ohio, Dayton, Ohio, Cincinnati, Ohio and Covington, Kentucky are shown as Duke Markets.]

    IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT
LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUPPLEMENT SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR INCORPORATED HEREIN AND THEREIN BY REFERENCE. UNLESS INDICATED OTHERWISE, THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS PRESENTED AS OF JUNE 30, 1995. ALL REFERENCES TO THE "OPERATING PARTNERSHIP" IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS INCLUDE THE OPERATING PARTNERSHIP, THOSE ENTITIES OWNED OR CONTROLLED BY THE OPERATING PARTNERSHIP AND PREDECESSORS OF THE OPERATING PARTNERSHIP, UNLESS THE CONTEXT INDICATES OTHERWISE.

                           THE OPERATING PARTNERSHIP

    The Operating Partnership is managed by its general partner, Duke Realty Investments, Inc. (the "Company"), a self-administered and self-managed real estate investment trust (a "REIT") that began operations through a predecessor in 1972. The Operating Partnership owns a diversified portfolio of 144 in-service industrial, office and retail properties (the "Properties"), encompassing approximately 15.2 million square feet and located in eight states. The Properties have an aggregate cost basis of $740.4 million and were 95.3% leased as of June 30, 1995. The Operating Partnership provides leasing, management, construction, development and other tenant-related services for the Properties and certain properties owned by third parties. The Operating Partnership has the largest commercial real estate operations in Indianapolis and Cincinnati and is one of the largest real estate companies in the Midwest. The Operating Partnership believes that the Midwest offers a relatively strong and stable economy compared to other regions of the United States and provides significant investment opportunity due to its central location, established manufacturing base, skilled work force and moderate labor costs.

    All of  the Company's  interests  in the  Properties  are held  directly  or indirectly  by,  and  substantially  all  of  its  operations  relating  to  the
Properties are conducted through, the Operating Partnership. Partnership interests in the Operating Partnership (the "Units") may be exchanged by the holders thereof, other than the Company, for common stock of the Company (the "Common Stock") on a one for one basis. Upon an exchange of Units for Common Stock, the Company's percentage interest in the Operating Partnership will increase. The Company controls the Operating Partnership as the sole general partner and owner, as of June 30, 1995, of approximately 85.3% of the Units. The six senior officers of the Company, who collectively have over 115 years of experience in the real estate industry and have been with the Company for an average of over 16 years, beneficially own shares of Common Stock and Units that represent approximately 14% of the Company's Common Stock on a fully diluted basis. The following chart illustrates the ownership interests in the Operating Partnership.

[Ownership structure graphic consisting of (1) a box containing the words "Duke Realty Investments, Inc. (Company)"; (2) a box containing the words "Limited Partners"; (3) a box containing the words "Duke Realty Limited Partnership (Operating Partnership)"; (4) a line connecting the box described in (1) and the box described in (3) and labeled "85.3% General Partner"; and (5) a line connecting the box described in (2) and the box described in (3) and labeled "14.7% Limited Partners."]

    The following tables provide an overview of the Properties.

                             SUMMARY OF PROPERTIES
                       (IN THOUSANDS, EXCEPT PERCENTAGES)

                                                                                           PERCENT OF      OCCUPANCY
                                                             PERCENT OF     ANNUAL NET      TOTAL NET         AT
                                                  SQUARE    TOTAL SQUARE    EFFECTIVE       EFFECTIVE      JUNE 30,
TYPE OF PROPERTY                                   FEET         FEET         RENT (1)      ANNUAL RENT       1995
-----------------------------------------------  ---------  -------------  ------------  ---------------  -----------
Industrial.....................................      9,317           61%    $   35,621             38%          96.2%
Office.........................................      4,486           30         47,047             49           93.6%
Retail.........................................      1,366            9         12,216             13           95.1%
                                                 ---------        -----    ------------           ---
Total..........................................     15,169          100%    $   94,884            100%          95.3%
                                                 ---------        -----    ------------           ---
                                                 ---------        -----    ------------           ---

------------------------
(1) Represents annual net effective rent due from tenants in occupancy as of June 30, 1995. Net effective rent ("Net Effective Rent") equals the average annual rental property revenue over the terms of the respective leases, excluding additional rent due as operating expense reimbursements, landlord allowances for operating expenses and percentage rents.

           SQUARE FOOTAGE AND ANNUAL NET EFFECTIVE RENT OF PROPERTIES
                       (IN THOUSANDS, EXCEPT PERCENTAGES)

                                                         SQUARE FEET                                       PERCENT OF
                                   -------------------------------------------------------   ANNUAL NET    ANNUAL NET
                                                                                  PERCENT    EFFECTIVE     EFFECTIVE
STATE                              INDUSTRIAL    OFFICE     RETAIL      TOTAL    OF TOTAL     RENT (1)        RENT
---------------------------------  -----------  ---------  ---------  ---------  ---------  ------------  ------------
Indiana..........................       5,493       1,085        440      7,018       46.3%  $   32,332          34.1%
Ohio.............................       2,380       2,817        722      5,919       39.0       48,438          51.0
Missouri.........................      --             339         33        372        2.4        3,886           4.1
Illinois.........................         126      --            171        297        2.0        2,165           2.3
Tennessee........................         495      --         --            495        3.3        3,079           3.2
Kentucky.........................         669      --         --            669        4.4        1,759           1.9
Michigan.........................      --             245     --            245        1.6        2,734           2.9
Wisconsin........................         154      --         --            154        1.0          491           0.5
                                        -----   ---------  ---------  ---------  ---------  ------------  ------------
  Total..........................       9,317       4,486      1,366     15,169      100.0%  $   94,884         100.0%
                                        -----   ---------  ---------  ---------  ---------  ------------  ------------
                                        -----   ---------  ---------  ---------  ---------  ------------  ------------

------------------------
(1) Represents annual Net Effective Rent due from tenants in occupancy as of June 30, 1995.

                                  THE OFFERING

    All capitalized terms used herein and not defined herein have the meanings provided in "Description of the Notes." For a more complete description of the terms of the Notes specified in the following summary, see "Description of the Notes."

Securities Offered................  $50,000,000  aggregate principal amount  of 7 1/4% Notes
                                    due  September  22,  2002  and  $100,000,000   aggregate
                                    principal amount of 7 3/8% Notes due September 22, 2005.
Maturity..........................  The 2002 Notes will mature on September 22, 2002 and the
                                    2005 Notes will mature on September 22, 2005.
Interest Payment Dates............  Interest  on the Notes is  payable semi-annually on each
                                    March 22 and  September 22, commencing  March 22,  1996,
                                    and at maturity.
Ranking...........................  The  Notes will rank pari passu with each other and with all other unsecured  and unsubordinated indebtedness  of
                                    the  Operating Partnership except that the Notes will be
                                    effectively subordinated  to the  prior claims  of  each
                                    secured  mortgage lender to  any specific Property which
                                    secures such  lender's mortgage.  As of  June 30,  1995,
                                    such  mortgages aggregated  approximately $300.2 million
                                    (approximately $260.7 million on a pro forma basis). See
                                    "Capitalization."
Use of Proceeds...................  The net proceeds to  the Operating Partnership from  the
                                    Offering  (approximately $147.7 million) will be used to
                                    reduce   amounts   outstanding   under   the   Operating
                                    Partnership's  Credit Line (as defined herein) and other
                                    mortgage  debt  and  to  fund  current  development  and
                                    acquisition  costs  expected to  be incurred  during the
                                    remainder of 1995.
Limitations on Incurrence of        The  Notes  contain  various  covenants,  including  the
Debt..............................  following:
                                    (1)  The Operating Partnership will  not incur any Debt,
                                       if,  after  giving  effect  thereto,  the   aggregate
                                       principal  amount  of  all  outstanding  Debt  of the
                                       Operating Partnership is greater than 55% of the  sum
                                       of (i) the Operating Partnership's Total Assets as of
                                       the  end of the most recent calendar quarter and (ii)
                                       the increase  in  the Operating  Partnership's  Total
                                       Assets  since the  end of such  quarter including any
                                       increase in the Operating Partnership's Total  Assets
                                       resulting from the incurrence of such additional Debt
                                       (such    increase   together   with   the   Operating
                                       Partnership's  Total   Assets  is   referred  to   as
                                       "Adjusted Total Assets").
                                    (2) The Operating Partnership will not incur any Secured
                                       Debt  if, after giving  effect thereto, the aggregate
                                       amount  of  all  outstanding  Secured  Debt  of   the
                                       Operating  Partnership  is  greater than  40%  of the
                                       Operating Partnership's Adjusted Total Assets.

                                    (3) The Operating Partnership will not incur any Debt if
                                       the ratio of Consolidated  Income Available for  Debt
                                       Service for the four consecutive fiscal quarters most
                                       recently ended prior to the date of the incurrence of
                                       such  Debt, on a pro forma  basis, shall be less than
                                       2.0 times  the  Annual  Service Charge  on  all  Debt
                                       outstanding  immediately after the incurrence of such
                                       additional Debt.
                                    (4) The Operating  Partnership is  required to  maintain
                                       Total  Unencumbered Assets  of not less  than 185% of
                                       the aggregate  outstanding  principal amount  of  the
                                       Unsecured Debt of the Operating Partnership.
Optional Redemption...............  The  2002  Notes may  not be  redeemed by  the Operating
                                    Partnership  prior  to  maturity.  The  2005  Notes  are
                                    redeemable  at any time after  September 22, 2002 at the
                                    option of  the Operating  Partnership,  in whole  or  in
                                    part,  at a redemption price equal to the sum of (i) the
                                    principal amount of the  2005 Notes being redeemed  plus
                                    accrued  interest to  the redemption  date and  (ii) the
                                    Make-Whole Amount, if any. See "Description of the Notes
                                    -- Optional Redemption."

                           THE OPERATING PARTNERSHIP

    The Operating Partnership is managed by its general partner, the Company, a self-administered and self-managed REIT that began operations through a predecessor in 1972. The Operating Partnership owns a diversified portfolio of 144 in-service industrial, office and retail Properties, encompassing approximately 15.2 million square feet and located in eight states. The Properties have an aggregate cost basis of $740.4 million and were 95.3% leased as of June 30, 1995. The Operating Partnership provides leasing, management, construction, development and other tenant-related services for the Properties and certain properties owned by third parties. The Operating Partnership has the largest commercial real estate operations in Indianapolis and Cincinnati and is one of the largest real estate companies in the Midwest. The Operating
Partnership believes that the Midwest offers a relatively strong and stable economy compared to other regions of the United States and provides significant investment opportunity due to its central location, established manufacturing base, skilled work force and moderate labor costs. The Operating Partnership has benefited, and expects to continue to benefit, from the following elements:

EXPERIENCED MANAGEMENT

    The Company's six senior executives collectively have over 115 years of experience in the real estate industry and have been with the Company for an average of 16 years. The Company is a fully integrated real estate company which includes a Property Management Department which aggressively manages the property portfolio through significant interaction with existing tenants, an Acquisitions Department dedicated to locating strategic acquisitions in the Operating Partnership's primary markets, Development Managers in each of the
Operating Partnership's primary markets who pursue select development opportunities meeting the Operating Partnership's investment criteria, a Construction Management Department which oversees the construction of the Operating Partnership's development to assure quality construction at the lowest possible cost, an Accounting and Finance Department which monitors property performance and evaluates the financial impact of development and acquisition opportunities and an Investor Relations Department which coordinates the dissemination of information about the Company and the Operating Partnership to investors and analysts.

BUSINESS STRATEGY

    The Operating Partnership's business objective is to maximize long-term profitability for its partners and the Company's shareholders by (i) maintaining and increasing property occupancy and rental rates through the aggressive management of its portfolio of existing properties; (ii) expanding existing properties; (iii) developing and acquiring new properties; and (iv) providing a full line of real estate services to the Operating Partnership's tenants and to third parties.

    The Operating Partnership believes that the analysis of real estate opportunities and risks can be done most effectively at regional or local levels. As a result, the Operating Partnership intends to continue its emphasis on increasing its market share and effective rents in its existing markets primarily within the Midwest. The Operating Partnership also expects to utilize its approximately 900 acres of unencumbered land (the "Land") and its many business relationships with more than 2,400 commercial tenants to expand its build to suit business (development projects substantially pre-leased to a single tenant) and to pursue other development and acquisition opportunities in its existing markets and elsewhere, primarily in the Midwest. The Operating Partnership believes that this regional focus will allow it to assess market supply and demand for real estate more effectively as well as to capitalize on its strong relationships with its tenant base. The Operating Partnership develops and acquires properties that it believes are functional and have a flexible design for long-term ownership and optimal re-leasing.

    The Operating Partnership's policy is to develop and seek to acquire substantially pre-leased Class A commercial properties located in markets with attractive investment potential for Fortune 500 companies and other quality regional and local firms. The Operating Partnership's industrial and suburban office development focuses on business parks and mixed use developments suitable for development of multiple projects on a  single site and  where the Operating  Partnership can create  and
control   the  business  environment.   These  business  parks   and  mixed  use
developments generally include restaurants and other amenities which the Operating Partnership believes create an atmosphere that is particularly efficient and desirable. The Operating Partnership's retail development focuses on community, power and neighborhood centers in its existing markets. As a fully integrated real estate company, the Operating Partnership is able to arrange for or provide to its industrial, office and retail tenants not only well located and well maintained facilities, but also additional services such as build to suit construction, tenant finish construction, expansion flexibility and advertising and marketing services.

    Development projects and property acquisitions with investment values exceeding established guidelines are subject to the review and approval of the Asset Committee, which is comprised of a majority of unaffiliated directors of the Company. All other development projects and property acquisitions are subject to the review and approval of the Credit Committee, which is comprised of members of executive management of the Operating Partnership.

    The Operating Partnership seeks to maintain a well-balanced, conservative and flexible capital structure by: (i) currently targeting a ratio of long-term debt to total market capitalization in the range of 25% to 40%; (ii) extending and sequencing the maturity dates of its debt; (iii) borrowing primarily at fixed rates; (iv) generally pursuing current and future long-term debt financings and refinancings on an unsecured basis; and (v) maintaining conservative debt service and fixed charge coverage ratios. Management believes that these strategies have enabled and should continue to enable the Operating Partnership and the Company to access the debt and equity capital markets for their long-term requirements such as debt refinancings and financings for development and acquisitions. The Company has demonstrated its ability to access the equity markets to finance the activities of the Operating Partnership through recent public offerings of Common Stock in October 1993, September 1994 and May 1995 which generated aggregate net proceeds of $497.7 million.

DIVERSIFIED PORTFOLIO

    The Operating Partnership owns a diversified portfolio of properties which includes (i) the in-service Properties, consisting of 144 industrial, office and retail properties located in Indiana, Ohio, Illinois, Michigan, Tennessee, Kentucky, Wisconsin and Missouri; (ii) 19 buildings and one building expansion currently under development; and (iii) the Land, consisting of approximately 900 acres of unencumbered land for future development in Indiana, Ohio, Illinois, Kentucky, and Tennessee. The Operating Partnership owns the entire equity interest in 125 of the Properties and a partial interest in the remainder of the Properties. The Properties are comprised of a broad range of product types which include bulk and medium bulk warehouse and distribution facilities, light manufacturing facilities, multi-tenant flex space buildings, suburban office buildings, downtown office buildings, and neighborhood, power and community shopping centers. The Operating Partnership believes that its Properties are of the highest quality available to tenants in its markets. The total square footage of the in-service Properties is approximately 15.2 million, consisting of approximately 9.3 million square feet of industrial space, approximately 4.5 million square feet of office space and approximately 1.4 million square feet of retail space. The total square footage of the 19 buildings and one building expansion currently under development is approximately 3.4 million square feet, consisting of approximately 2.0 million square feet of industrial space, approximately 1.1 million square feet of office space and approximately 270,000 square feet of retail space. The current development projects are 85% leased as of June 30, 1995. The total annual Net Effective Rental income of the Properties based upon tenants in occupancy as of June 30, 1995 is approximately $94.9 million, with $35.6 million relating to the industrial Properties, $47.1 million relating to the office Properties and $12.2 million relating to the retail Properties. At June 30, 1995, the Properties were approximately 95% leased.

MIDWESTERN FOCUS

    The Operating Partnership believes that the Midwest offers a relatively strong and stable economy compared to other regions of the United States and provides attractive new opportunities due to its central location, established manufacturing base, skilled work force and moderate labor costs. In addition, the interstate highway systems serving Indianapolis, Cincinnati and Columbus, principal markets in which the Properties are located, help make those cities prime industrial and office property locations. According to the Chicago Association of Commerce and Industry, these three cities rank first, third and fourth, respectively, in being centrally located to the top 100 markets in the United States.

    Employment statistics are generally a useful measure of the viability of a commercial real estate market because the demand for industrial and office space in a geographic area is usually linked to the levels of business activity and disposable income. According to the United States Department of Labor's Bureau of Labor Statistics, the unemployment rate for June 1, 1995 was 4.07%, 4.13% and 3.52% in the Indianapolis, Cincinnati and Columbus metropolitan areas, respectively, compared to 5.6% for the United States. Additionally, total non-farm employment has increased 16.96%, 9.04% and 13.17% from January 1989 to April 1995 for the Indianapolis, Cincinnati and Columbus metropolitan areas, respectively, as compared to 8.65% for the United States.

    Management believes that the Operating Partnership's assets are located in strong real estate markets with good investment potential. The Winter 1995 issue of Ernst & Young's MarketScore ("MarketScore") rated 63 metropolitan areas in the United States in terms of their real estate investment potential for the succeeding two years. The study segmented each metropolitan area by property type and considered real estate, economic and demographic variables such as vacancy rates, construction, rental trends, job growth, population and household growth, and household income. Approximately 15.9 million square feet of the Operating Partnership's in-service and under-development Properties are in markets considered by Ernst & Young to have good or excellent investment potential. The March 1995 issue of Lehman Brothers Metroview ("Metroview") ranks Cincinnati, Columbus and Indianapolis among the ten best industrial markets in the United States.

    INDIANAPOLIS, INDIANA. With more than 1.4 million residents, Indianapolis is Indiana's largest metropolitan area. With a central location at the intersection of four interstate highways, Indianapolis continues to attract new growth by offering a skilled work force and stable economic base. Indianapolis' economic base includes distribution, government, manufacturing, retail trade, service and tourism related industries. According to the Indianapolis Chamber of Commerce, United Airlines, Federal Express and Dow Elanco have recently established major new facilities in Indianapolis which are expected to create 20,000 new jobs. The Indianapolis industrial market continues to have a declining vacancy rate. According to CB Commercial Real Estate Group, Inc. ("CB Commercial"), the industrial vacancy rate decreased 0.2% over the 15 months ended March 31, 1995 to 4.8%, less than the national industrial vacancy rate average of 7.3%. According to Landauer Real Estate Counselor's 1994 Real Estate Market Forecast and the Winter 1995 issue of MarketScore, Indianapolis is rated as the first and second best warehouse and distribution market, respectively, in the United States. The Indianapolis suburban office market also strengthened over the 15-month period. According to CB Commercial, at March 31, 1995, Indianapolis had a 12.7% suburban office vacancy rate compared to a national average of 14.9%. Moreover, from 1992 to 1994, Indianapolis was the fifth most improved suburban office market in the country in terms of vacancy rate change as reported by CB Commercial.

    CINCINNATI, OHIO. Cincinnati is the second largest metropolitan area in Ohio with a population of more than 1.5 million. With an unemployment rate which is below the national average, Cincinnati's economic base is healthy and diverse. Balanced between major Fortune 500 employers and entrepreneurial enterprises, Cincinnati's economic base includes banking, distribution, manufacturing, retail trade and service related industries. Relatively low taxes, an expanding airport (a major North American hub for Delta Airlines) and aggressive state and local incentive packages designed to attract new business have contributed to major corporate relocations in Cincinnati. Indicative of the economic strength in Cincinnati, the industrial vacancy rate as reported by CB Commercial declined by 2.3% to 2.6% over the 15 months ended March 31, 1995, less than half the national average of 7.3%. As reported by CB Commercial, the Cincinnati suburban office market vacancy rate was 14.5% at March 31, 1995 compared to a national average of 14.9%, and the Cincinnati downtown office vacancy rate improved 1.4% to 14.9% at March 31, 1995 compared to the national average of 15.6%.

    COLUMBUS, OHIO. The Columbus metropolitan area has a population of approximately 1.4 million and is the third largest metropolitan area in Ohio. The city's central location, well-trained work force and high quality of life have established Columbus as a major transportation and distribution center. Columbus' economic base includes distribution, government, manufacturing, retail trade and service-related industries. As reported by CB Commercial as of March 31, 1995, the industrial and suburban office vacancy rates in Columbus were 6.0% and 8.1% compared to the national averages of 7.3% and 14.9%, respectively. This suburban office vacancy rate is the eleventh lowest out of 53 markets surveyed by CB Commercial. Additionally, the Company believes that the Class A suburban office submarket in which it operates has a vacancy rate below 5%. Metroview rated Columbus as the second best office market in the United States.

    The following table summarizes important economic and performance statistics for the Operating Partnership's principal markets and for the United States.

                                      CENTRAL        JUNE 1995     JOB GROWTH       MARCH 1995       MARCH 1995 SUBURBAN
                                      LOCATION     UNEMPLOYMENT       SINCE     INDUSTRIAL PROPERTY    OFFICE VACANCY
                                    RANKING (1)      RATE (2)       1989 (2)     VACANCY RATE (3)         RATE (3)
                                    ------------  ---------------  -----------  -------------------  -------------------
Indianapolis, Indiana.............     First              4.1%          17.0%             4.8%                12.7%
Cincinnati, Ohio..................     Third              4.1%           9.0%             2.6%                14.5%
Columbus, Ohio....................     Fourth             3.5%          13.2%             6.0%                 8.1%
United States.....................       --               5.6%           8.7%             7.3%                14.9%

------------------------
(1) Source: Chicago Association of Commerce and Industry. A ranking based on proximity to the largest 100 metropolitan areas in the United States.
(2)  Source:  United States Department of Labor's Bureau of Labor Statistics.
(3)  Source:  CB Commercial.

MARKET POSITION

    The Operating Partnership manages approximately 30 million square feet of property, including over 12 million square feet owned by third parties. The Operating Partnership manages approximately 30% of all competitive suburban office, warehousing and light manufacturing space in Indianapolis, and approximately 20% of all competitive office, warehousing and light manufacturing space in Cincinnati. In addition to providing services to approximately 1,100 tenants in the Properties, the Operating Partnership provides such services to over 1,300 tenants in approximately 150 properties owned by third parties. Based on market data maintained by the Operating Partnership, the Operating Partnership believes that it was responsible in 1994 for approximately 66% of the net absorption (gross space leased minus lease terminations and expirations) of warehousing and light manufacturing space in Indianapolis and approximately 29% of the net absorption of warehousing and light manufacturing space in Cincinnati. The Operating Partnership believes that its dominant position in the markets in which it operates gives it a competitive advantage in its real estate activities.

QUALITY TENANT BASE

    The Operating Partnership's Properties have a diverse and stable base of approximately 1,100 tenants. Many of the tenants are Fortune 500 companies and engage in a wide variety of businesses, including manufacturing, retailing, wholesale trade, distribution, and professional services. Approximately 60% of the square footage of the Properties is occupied by tenants with a net worth based on book value of $100 million or greater. Approximately 75% of the gross leasable area of the Properties is occupied by tenants who have been in business for more than 10 years. The Operating Partnership renewed 73% of the square feet of tenants up for renewal in 1994 on approximately 1.4 million square feet up for renewal. No single tenant accounts for more than 3% of the Operating Partnership's Total Gross Effective Rent (computed using the average annual rental property revenue over the terms of the respective leases including landlord operating expense allowances but excluding additional rent due as operating expense reimbursements).

                              RECENT DEVELOPMENTS

    FINANCING. In April 1995, the Operating Partnership replaced its existing $60 million secured revolving line of credit with a $100 million unsecured revolving line of credit (the "Credit Line"). The Credit Line bears interest at the 30-day London Interbank Offered Rate ("LIBOR") plus 200 basis points and matures in April 1998. The Operating Partnership intends to use the Credit Line to fund property development and acquisitions.

    In May 1995, the Company issued an additional 3,727,500 shares of Common Stock through an offering (the "1995 Offering") and received net proceeds of approximately $96.3 million. The net proceeds of the 1995 Offering were contributed by the Company to the Operating Partnership in exchange for Units and were used to fund current development and acquisition costs and to repay the outstanding balance on the Credit Line.

    DEVELOPMENT AND ACQUISITIONS. The Operating Partnership currently has approximately 3.4 million square feet of properties under development which are 85% pre-leased. These properties under development consist of 58% industrial, 34% office and 8% retail properties (based on square footage) and will have a total estimated cost upon completion of $181.5 million. In addition, during 1995, the Operating Partnership has acquired 831,000 square feet of industrial property, 339,000 square feet of office property and 81,000 square feet of retail property at a total cost of approximately $55.6 million. The combined weighted average unleveraged stabilized return on cost for the current development and the 1995 acquisitions is expected to be 11.7% with anticipated leasing activity. Assuming no further leasing activity, the combined weighted average unleveraged stabilized return on cost would be 10.0%. In September 1995, the Company completed the acquisition of 16 industrial buildings totaling approximately 696,000 square feet, 113 acres of undeveloped land and a 50% interest in a joint venture which owns two industrial buildings totaling approximately 133,000 square feet. All of the properties and undeveloped land are located in a business park adjacent to Indianapolis International Airport. The total acquisition cost was approximately $32 million.

    ST. LOUIS. Consistent with its business strategy of expanding in attractive Midwestern markets, the Operating Partnership carefully analyzed the real estate investment potential of several major Midwestern metropolitan areas and concluded that the St. Louis market offers the most attractive real estate investment returns in the industrial and suburban office markets based on the following factors: (i) fragmented competition; (ii) strong real estate fundamentals; and (iii) favorable economic conditions. Based on this conclusion, the Operating Partnership acquired at a cost of approximately $30.0 million three suburban office buildings in May 1995 totaling 339,000 square feet which are 97% leased. In addition, the Operating Partnership acquired 104 acres of land for future industrial property development in July 1995. The Operating Partnership has also established a regional office in St. Louis.

                                USE OF PROCEEDS

    The net proceeds to the Operating Partnership from the sale of the Notes offered hereby are estimated to be approximately $147.7 million after deducting expenses payable by the Operating Partnership. The net proceeds will be used to
(1) retire outstanding interim financing of $35 million used to fund development and acquisition costs, (2) retire $39.5 million of mortgage debt with a current weighted average interest rate of 6.08% and a weighted average maturity of 3.3 years as of June 30, 1995, all of which is scheduled to reset at a market interest rate during the fourth quarter of 1995 and (3) fund current development and acquisition costs expected to be incurred during the remainder of 1995. The interim financing consists of the outstanding balance of $35 million at September 19, 1995 on the Operating Partnership's Credit Line which bears interest at LIBOR plus 200 basis points and matures in April 1998. Pending such uses, the net proceeds may be invested in short-term income producing investments such as commercial paper, government securities or money market funds that invest in government securities.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Operating Partnership and its subsidiaries as of June 30, 1995 and as adjusted (i) to give effect to issuance of the Notes in the amount of $150 million and application of the proceeds of the Notes; and (ii) for results of the first six months of operations of the committed development projects based on the effect of leases signed through July 31, 1995.

                                                                                                JUNE 30, 1995
                                                                                           -----------------------
                                                                                                        PRO FORMA
                                                                                           HISTORICAL  AS ADJUSTED
                                                                                           ----------  -----------
                                                                                               (IN THOUSANDS)
Debt:
  Mortgage Debt..........................................................................  $  300,233   $ 260,733
  7 1/4% Notes due 2002..................................................................      --          50,000
  7 3/8% Notes due 2005..................................................................      --         100,000
                                                                                           ----------  -----------
  Total Debt.............................................................................  $  300,233  $  410,733
                                                                                           ----------  -----------
Partners' Equity.........................................................................  $  530,817  $  544,604
                                                                                           ----------  -----------
    Total Capitalization.................................................................  $  831,050  $  955,337
                                                                                           ----------  -----------
                                                                                           ----------  -----------

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth selected financial and operating information for the Operating Partnership and its predecessor, the Company, on a pro forma and historical basis. The information was derived from the Operating Partnership's financial statements, which are incorporated by reference in the accompanying Prospectus.

    The following selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the Operating Partnership and the financial statements incorporated by reference in the accompanying Prospectus.

                                  SIX MONTHS ENDED JUNE 30,
                                ------------------------------
                                  PRO
                                 FORMA      ACTUAL     ACTUAL                  YEAR ENDED DECEMBER 31,
                                --------   --------   --------   ----------------------------------------------------
                                1995 (1)     1995       1994       1994     1993 (2)   1992 (2)   1991 (2)   1990 (2)
                                --------   --------   --------   --------   --------   --------   --------   --------
                                                                   (IN THOUSANDS)
OPERATING DATA:
Rental Operations:
  Revenues:
    Rental income.............  $63,923    $ 51,510   $ 41,843   $ 87,786   $33,228    $17,657    $16,530    $15,382
    Interest and other
     income...................    1,730       1,116        405      1,572       287         18        259        365
                                --------   --------   --------   --------   --------   --------   --------   --------
                                 65,653      52,626     42,248     89,358    33,515     17,675     16,789     15,747
                                --------   --------   --------   --------   --------   --------   --------   --------
  Operating expenses:
    Rental expenses...........   10,790       9,786      8,579     17,507     7,059      3,919      4,003      3,602
    Real estate taxes.........    4,698       4,290      4,201      8,256     3,403      1,787      1,854      1,873
    Interest expense..........   15,777      10,053      8,723     18,920    10,334      7,582      7,920      7,519
    Depreciation and
     amortization.............   13,776      11,103      8,138     18,036     7,369      4,483      4,253      3,906
    General and
     administrative...........      970         969        922      2,145       737        623        592        561
                                --------   --------   --------   --------   --------   --------   --------   --------
                                 46,011      36,201     30,563     64,864    28,902     18,394     18,622     17,461
                                --------   --------   --------   --------   --------   --------   --------   --------
    Earnings (loss) from
     rental operations........   19,642      16,425     11,685     24,494     4,613       (719)    (1,833)    (1,714)
                                --------   --------   --------   --------   --------   --------   --------   --------
Service Operations:
  Revenues:
    Property management,
     maintenance and leasing
     fees.....................    5,256       5,256      5,393     11,084     3,000      --         --         --
    Construction management
     and development
     fees.....................    2,455       2,455      2,963      6,107     2,501      --         --         --
    Interest and other
     income...................      444         444        663      1,282       153      --         --         --
                                --------   --------   --------   --------   --------   --------   --------   --------
                                  8,155       8,155      9,019     18,473     5,654      --         --         --
                                --------   --------   --------   --------   --------   --------   --------   --------
  Operating expenses:
    Payroll...................    3,982       3,982      4,202      8,723     2,688      --         --         --
    Maintenance...............      546         546        487      1,069       473      --         --         --
    Office and other..........    1,062       1,062      1,209      2,373       957      --         --         --
                                --------   --------   --------   --------   --------   --------   --------   --------
                                  5,590       5,590      5,898     12,165     4,118      --         --         --
                                --------   --------   --------   --------   --------   --------   --------   --------
    Earnings from service
     operations...............    2,565       2,565      3,121      6,308     1,536      --         --         --
                                --------   --------   --------   --------   --------   --------   --------   --------
  Operating income (loss).....   22,207      18,990     14,806     30,802     6,149       (719)    (1,833)    (1,714)
                                --------   --------   --------   --------   --------   --------   --------   --------
Earnings from property
 sales........................    --          --           135      2,198       517         66        226      1,143
Equity in earnings of
 unconsolidated companies.....      543         470        593      1,056       297      --         --         --
Minority interest in earnings
 of subsidiaries..............     (431)       (431)      (605)    (1,088)     (293)     --         --         --
                                --------   --------   --------   --------   --------   --------   --------   --------
Net income (loss).............  $22,319    $ 19,029   $ 14,929   $ 32,968   $ 6,670    $  (653)   $(1,607)   $ ( 571)
                                --------   --------   --------   --------   --------   --------   --------   --------
                                --------   --------   --------   --------   --------   --------   --------   --------

                                        AS OF JUNE 30,
                                -------------------------------
                                PRO FORMA   ACTUAL     ACTUAL                     AS OF DECEMBER 31,
                                ---------  ---------  ---------  -----------------------------------------------------
                                1995 (1)     1995       1994       1994     1993 (2)   1992 (2)   1991 (2)   1990 (2)
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Real estate investments.......  $ 938,372  $ 840,414  $ 654,587  $ 723,713  $ 592,843  $ 132,459  $ 134,129  $ 133,521
Accumulated depreciation......    (49,860)   (47,251)   (30,795)   (38,058)   (23,725)   (17,508)   (14,118)   (10,528)
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net real estate
   investments................    888,512    793,163    623,792    685,655    569,118    114,951    120,011    122,993
Cash (3)......................     47,541     21,101      5,030     40,427     10,065         10        219     --
Other assets..................     61,773     59,275     63,665     49,802     54,702      6,920      6,687      6,824
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total assets................  $ 997,826  $ 873,539  $ 692,487  $ 775,884  $ 633,885  $ 121,881  $ 126,917  $ 129,817
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Mortgage debt.................  $ 260,733  $ 300,233  $ 244,894  $ 298,640  $ 249,034  $  82,132  $  83,321  $  81,249
7 1/4% Notes due 2002.........     50,000     --         --         --         --         --         --         --
7 3/8% Notes due 2005.........    100,000     --         --         --         --         --         --         --
Line of credit................     --         --         56,500     --         --         --         --         --
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total debt..................    410,733    300,233    301,394    298,640    249,034     82,132     83,321     81,249
Other liabilities.............     42,489     42,489     45,897     29,946     35,156      3,620      3,376      3,303
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total liabilities...........    453,222    342,722    347,291    328,586    284,190     85,752     86,697     84,552
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Partners' equity..............    544,604    530,817    345,196    447,298    349,695     36,129     40,220     45,265
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total liabilities and
   partners' equity...........  $ 997,826  $ 873,539  $ 692,487  $ 775,884  $ 633,885  $ 121,881  $ 126,917  $ 129,817
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                   SIX MONTHS ENDED JUNE 30,
                                -------------------------------
                                PRO FORMA   ACTUAL     ACTUAL                      YEAR ENDED DECEMBER 31,
                                ---------  ---------  ---------  -----------------------------------------------------------
                                1995 (1)     1995       1994       1994     1993 (2)    1992 (2)     1991 (2)     1990 (2)
                                ---------  ---------  ---------  ---------  ---------  -----------  -----------  -----------
                                                      (IN THOUSANDS, EXCEPT PROPERTIES AND RATIO DATA)
OTHER DATA:
  Funds from Operations (4)...  $  36,429  $  30,417  $  23,238  $  49,359  $  13,615   $   3,764    $   2,420    $   2,192
  Cash flow provided by (used
   in):
    Operating activities......     46,518     40,554     25,779     51,856     14,363       5,453        2,451        3,357
    Investing activities......   (212,379)  (114,421)   (59,056)  (116,227)  (315,025)       (710)        (845)        (422)
    Financing activities......    172,976     54,541     28,242     94,733    310,717      (4,952)      (1,387)      (2,935)
  Ratio of earnings to debt
   service (5)(7).............       2.35       2.77       2.56       2.51       1.57      *            *            *
  Ratio of earnings to fixed
   charges (6)(7).............       2.36       2.48       2.48       2.33       1.58      *            *            *
  Ratio of Funds from
   Operations before debt
   service to debt service
   (4)(8).....................       3.21       3.82       3.44       3.42       2.26        1.49         1.28         1.29
  Ratio of Funds from
   Operations before fixed
   charges to fixed charges
   (4)(9).....................       3.22       3.54       3.43       3.26       2.28        1.48         1.30         1.29
  Ratio of Funds from
   Operations from
   unencumbered assets to
   unsecured fixed charges
   (4)(10)....................       4.19        N/A        N/A        N/A        N/A         N/A          N/A          N/A
  Ratio of Debt to Adjusted
    Total Assets (11).........      40.92%       N/A        N/A        N/A        N/A         N/A          N/A          N/A
  Ratio of Secured Debt to
   Adjusted
    Total Assets (12).........      25.98%       N/A        N/A        N/A        N/A         N/A          N/A          N/A
  Ratio of Consolidated Income
   Available for Debt Service
   to Annual Service Charge
   (13).......................       3.29        N/A        N/A        N/A        N/A         N/A          N/A          N/A
  Ratio of Total Unencumbered
   Assets to Unsecured Debt
   (14).......................        332%       N/A        N/A        N/A        N/A         N/A          N/A          N/A
  Number of Properties at end
   of period..................        163        144        120        128        114          30           31           32
  Square feet available at end
   of period..................     18,551     15,169     11,881     12,895     10,867       1,963        1,986        2,061

------------------------------

*  See footnote 7 on next page.

(1) The pro forma financial information includes adjustments to the historical Consolidated Statement of Operations and Consolidated Balance Sheet as of and for the six months ended June 30, 1995, related to the effects of the public sale by the Company of 3,727,500 shares of Common Stock in the 1995 Equity Offering, the issuance by the Operating Partnership of the Notes pursuant to this Offering with an effective interest rate of 7.328% on the 2002 Notes and an effective interest rate of 7.519% on the 2005 Notes, the acquisition of 12 properties and commencement of operations of four development projects which only had a partial period of operations during the six months ended June 30, 1995, and the estimated first six months of operations of the 19 properties and one building expansion (including two properties owned by joint ventures in which the Operating Partnership is a 50% partner) which were under construction at June 30, 1995. The first six months of operations of the 19 development projects are based only on leases signed as of July 31, 1995. These projects under development were approximately 86% leased as of July 31, 1995. These transactions are reflected as if they had occurred on January 1, 1995, utilizing net proceeds from the 1995 Equity Offering and this Offering. The effective interest rate of 7.519% on the 2005 Notes considers the settlement of a $100 million Forward Treasury Lock Agreement the Operating Partnership entered into in order to hedge its exposure to interest rate fluctuations. The Operating Partnership will amortize approximately $228,000 incurred upon settlement of the agreement into interest expense over the term of the 2005 Notes.

(2) The Operating Partnership was formed on October 4, 1993, when the Company completed the acquisition of substantially all of the properties and businesses of Duke Associates, a full-service commercial real estate firm (the "Reorganization"). The selected consolidated financial statements include the accounts and operations of the Company for the period from January 1, 1990 to October 4, 1993 and the accounts and operations of the Operating Partnership and its majority-owned or controlled subsidiaries for the period from October 4, 1993 to December 31, 1993 and subsequent periods.

(3) The excess cash reflected on the pro forma balance sheet at June 30, 1995 will be used to fund additional development and acquisition costs not reflected in the pro forma financial statements including $27.3 million of property acquisition costs and $15.7 million of land acquisition costs incurred between June 30, 1995 and September 19, 1995. The remaining balance will be used to fund current development and acquisition costs expected to be incurred during the remainder of 1995.

(4) Funds from Operations ("FFO"), as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), means the consolidated net income of the Operating Partnership and its subsidiaries without giving effect to depreciation and amortization, gains or losses from extraordinary items, gains or losses on sales of real estate, gains or losses on investments in marketable securities and any provision/benefit for income taxes for such period, plus the allocable portion, based on the Operating Partnership's ownership interest, of funds from operations of unconsolidated joint ventures, all determined on a consistent basis in accordance with generally accepted accounting principles. FFO does not represent cash flows from operations as defined by generally accepted accounting principles, should not be considered as an alternative to net income as an indicator of the Operating Partnership's operating performance and is not indicative of cash available to fund all cash flow needs. In March 1995, NAREIT issued a clarification of its definition of FFO. The clarification provides that amortization of deferred financing costs and depreciation of non-rental real estate assets are no longer to be added back to net income in arriving at FFO. These changes are to be implemented no later than 1996. The amounts in this table do not include the effect of the new clarifications. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Funds From Operations."

(5) In computing the ratios of earnings to debt service, earnings have been calculated by adding debt service to income (loss) before gains or losses on property sales. Debt service consists of interest and recurring principal amortization (excluding maturities) and excludes amortization of debt issuance costs.

(6) In computing the ratios of earnings to fixed charges, earnings have been calculated by adding fixed charges, excluding capitalized interest, to income (loss) before gains or losses on property sales. Fixed charges consist (if applicable) of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt issuance costs.

(7) Prior to formation of the Operating Partnership and completion of the Reorganization in October 1993, the Company maintained a different capital structure. As a result, although the original properties have historically generated positive net cash flow, the consolidated financial statements of the Company show net losses for the fiscal years ended December 31, 1992, 1991 and 1990. Consequently, earnings were inadequate to cover debt service and fixed charges by approximately $0.7 million, $1.8 million and $1.7 million, respectively, for such fiscal years. The recapitalization of the Operating Partnership effected in connection with the Reorganization permitted the Operating Partnership to significantly deleverage its Properties, resulting in significantly improved ratios of earnings to debt service and fixed charges subsequent to the Reorganization.

(8) The ratios of FFO before debt service to debt service represent the sum of FFO and debt service compared to debt service.

(9) The ratios of FFO before fixed charges to fixed charges represent the sum of FFO and fixed charges compared to fixed charges.

(10) The ratios of FFO from unencumbered assets to unsecured fixed charges represent FFO from unencumbered assets plus the fixed charges on the unsecured debt, if any, compared to fixed charges on the unsecured debt, if any. The Operating Partnership had 69 unencumbered Properties totaling 8.4 million square feet with a gross investment of $432.3 million which will provide $24.2 million of FFO on a pro forma basis as of June 30, 1995.

(11) As specified in the Indenture, Debt consists of indebtedness of the Operating Partnership and its consolidated subsidiaries from borrowed money, secured indebtedness, reimbursement obligations in connection with letters of credit and capitalized leases. Adjusted Total Assets consist of all assets of the Operating Partnership and its consolidated subsidiaries, other than intangibles and accounts receivable and before depreciation and amortization with respect to real estate assets. See "Description of the Notes -- Certain Covenants."

(12) As specified in the Indenture, Secured Debt consists of Debt secured by a mortgage or other encumbrance on any of the property of the Operating Partnership or its consolidated subsidiaries. See "Description of the Notes -- Certain Covenants."

(13) As specified in the Indenture, Consolidated Income Available for Debt Service consists of consolidated income of the Operating Partnership and its consolidated subsidiaries plus amounts deducted for interest, provisions for income taxes, amortization of debt discount, provisions for gains and and losses on properties, depreciation and amortization, noncash charges and amortization of deferred charges. Annual Service Charge means the amount expensed in any 12-month peried for interest on Debt. See "Description of the Notes -- Certain Covenants."

(14) As specified in the Indenture, Total Unencumbered Assets consists of all assets of the Operating Partnership and its consolidated subsidiaries not subject to an encumbrance, other than intangibles and accounts receivable and before depreciation and amortization with respect to real estate assets. Unsecured Debt means Debt not secured by a mortgage or other encumbrance on any of the Properties. See "Description of the Notes -- Certain Covenants."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    RESULTS OF OPERATIONS -- SIX MONTHS ENDED JUNE 30, 1995 COMPARED TO SIX MONTHS ENDED
JUNE 30, 1994

    Revenues from Rental Operations increased from $42.2 million for the six months ended June 30, 1994 to $52.6 million for the six months ended June 30, 1995. This $10.4 million increase is attributable to the expansion of the in-service rental property portfolio through the acquisition and development of 24 properties totaling approximately 3.3 million square feet since June 30, 1994.

    Operating expenses related to Rental Operations increased from $30.6 million for the six months ended June 30, 1994 to $36.2 million for the six months ended June 30, 1995. The main components of this increase include (i) $1.2 million of additional rental expenses related to the 24 additional in-service properties;
(ii) $1.4 million of additional interest expense on borrowings used to fund the acquisition and development costs of the additional in-service properties; and
(iii) $3.0 million of additional depreciation and amortization related to the additional in-service properties.

    Revenues from Service Operations decreased from $9.0 million for the six months ended June 30, 1994 to $8.2 million for the six months ended June 30, 1995. This decrease was mainly due to decreased construction management and development fees resulting from decreased third-party construction and development activity.

    Operating expenses related to Service Operations decreased from $5.9 million for the six months ended June 30, 1994 to $5.6 million for the six months ended June 30, 1995 due to significant growth and development of Company-owned properties which resulted in increased allocation of operating costs to such properties, thereby reducing the proportionate amount of such costs attributable to third party fee services.

    Primarily as a result of the fluctuations discussed above, net income and net income per weighted average Unit increased from $14.9 million and $.73 per Unit, respectively, for the six months ended June 30, 1994 to $19.0 million and $.75 per Unit, respectively, for the six months ended June 30, 1995.

    The occupancy at June 30, 1995 for all of the in-service properties in which the Operating Partnership owns a whole or partial interest was 96.2% for the industrial properties (94.5% at June 30, 1994), 93.6% for the office properties (90.3% at June 30, 1994), and 95.1% for the retail properties (92.7% at June 30,
1994), for an overall average occupancy rate of 95.3% (93.0% at June 30, 1994).

    The  following  table  sets   forth  information  regarding  the   Operating
Partnership's portfolio of rental properties as of June 30, 1995:

                                                         IN-SERVICE                  PROPERTIES UNDER DEVELOPMENT
                                             -----------------------------------  -----------------------------------
                                                            TOTAL                                TOTAL
                                               PERCENT     SQUARE    PERCENT OF     PERCENT     SQUARE    PERCENT OF
TYPE                                           LEASED       FEET        TOTAL       LEASED       FEET        TOTAL
-------------------------------------------  -----------  ---------  -----------  -----------  ---------  -----------
                                                                (IN THOUSANDS, EXCEPT PERCENTAGES)
Industrial.................................       96.2%       9,317       61.4%        87.1%       1,974       58.4%
Office.....................................       93.6%       4,486       29.6         78.7%       1,138       33.6
Retail.....................................       95.1%       1,366        9.0         96.3%         270        8.0
                                                          ---------      -----                 ---------      -----

    Total..................................       95.3%      15,169      100.0%        85.0%       3,382      100.0%
                                                          ---------      -----                 ---------      -----
                                                          ---------      -----                 ---------      -----

    Management expects occupancy to remain stable because (i) only 3.3% and 10.0% of the Operating Partnership's total leased square footage are subject to leases expiring in the remainder of 1995 and 1996, respectively, and (ii) the Operating Partnership's renewal percentage averaged 73% and 65% in 1994 and 1993, respectively. This stable occupancy, along with increasing rental rates in the Operating Partnership's markets, should allow the in-service portfolio to continue to provide a comparable level of earnings from rental operations in the future. The Operating Partnership expects to also realize growth in earnings from rental operations as the 3.4 million square feet of properties under development at June 30, 1995 are placed in service.

FUNDS FROM OPERATIONS

    Management believes that FFO is the industry standard for reporting the operations of real estate investment trusts. In March 1995, NAREIT issued a clarification of its definition of FFO. The clarification provides that amortization of deferred financing costs and depreciation of non-rental real estate assets are no longer to be added back to net income in arriving at FFO. Although the Operating Partnership has not yet adopted the new method, the following table presents the Operating Partnership's FFO under both methods of calculation for illustrative purposes:

                                                                 CURRENT METHOD          NEW METHOD
                                                               -------------------   -------------------
                                                                SIX MONTHS ENDED      SIX MONTHS ENDED
                                                                    JUNE 30,              JUNE 30,
                                                               -------------------   -------------------
                                                                 1995       1994       1995       1994
                                                               --------   --------   --------   --------
                                                                (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS
                                                                           AND PERCENTAGES)
Net Income...................................................  $19,029    $14,929    $19,029    $14,929
Add back:
  Depreciation and amortization..............................   10,518      7,875     10,518      7,875
  Amortization of deferred financing costs and depreciation
   of non-rental real estate assets..........................      726        349      --         --
  Depreciation and amortization of joint ventures............      144        220        144        220
  (Gain) loss on property sales..............................    --          (135)     --          (135)
                                                               --------   --------   --------   --------
Funds From Operations........................................  $30,417    $23,238    $29,691    $22,889
                                                               --------   --------   --------   --------
                                                               --------   --------   --------   --------
Weighted average Units.......................................   25,255     20,478     25,255     20,478
                                                                ------     ------     ------     ------
                                                                ------     ------     ------     ------
FFO per weighted average Unit................................    $1.20      $1.13      $1.18      $1.12
                                                                 -----      -----      -----      -----
                                                                 -----      -----      -----      -----
Distribution paid per Unit...................................     $.96       $.92       $.96       $.92
                                                                  ----       ----       ----       ----
                                                                  ----       ----       ----       ----

FFO payout ratio (1).........................................     80.0%      81.4%      81.4%      82.1%
                                                                 -----      -----      -----      -----
                                                                 -----      -----      -----      -----

------------------------
(1) Calculated as the distribution paid per Unit divided by FFO per weighted average Unit.

    Management anticipates continued growth in FFO through (i) maintaining and increasing property occupancy and rental rates through aggressive management of the Operating Partnership's existing portfolio of properties; (ii) expanding existing properties; (iii) developing and acquiring new properties; and (iv) providing a full line of real estate services to the Operating Partnership's tenants and to third parties.

    The following table indicates the components of the Operating  Partnership's
FFO:

                                                                                   SIX MONTHS ENDED JUNE
                                                                                            30,
                                                                                   ---------------------
                                                                                      1995       1994
                                                                                   ----------  ---------
                                                                                      (IN THOUSANDS)
Rental operations:
  Original portfolio (1).........................................................  $   29,574  $  28,406
  Development (2)................................................................       4,128        490
  Acquisitions (3)...............................................................       4,144        316
Investments in unconsolidated companies..........................................         613        813
Interest expense.................................................................     (10,053)    (8,723)
                                                                                   ----------  ---------
  Net rental operations..........................................................      28,406     21,302
Service operations, net of minority interest.....................................       2,107      2,638
Other, net.......................................................................         (96)      (702)
                                                                                   ----------  ---------
Funds From Operations -- Current Method..........................................  $   30,417  $  23,238
                                                                                   ----------  ---------
                                                                                   ----------  ---------

------------------------
(1) Consists of the component of FFO from the portfolio of Properties in-service at the date of the Reorganization.

(2) Consists of the component of FFO from all Properties developed and placed in-service subsequent to the date of the Reorganization.

(3) Consists of the component of FFO from all Properties acquired subsequent to the date of the Reorganization.

    While management believes that FFO is the most relevant and widely used measure of the Operating Partnership's operating performance, such amount does not represent cash flow from operations as defined by generally accepted accounting principles, should not be considered as an alternative to net income as an indicator of the Operating Partnership's operating performance, and is not indicative of cash available to fund all cash flow needs.

LIQUIDITY AND CAPITAL RESOURCES

    The Operating Partnership pays regular quarterly distributions with a policy of distributing no more than 90% of FFO. The distribution declared on July 27, 1995 represented 80.3% of second quarter FFO. Rental and Service Operation revenue have been the principal sources of capital available to fund the Operating Partnership's operating expenses, debt service and recurring capital expenditures. Net cash provided by operating activities, totaling $40.6 million for the six months ended June 30, 1995, represents the primary source of liquidity to fund distributions to Unitholders and the minority interests and to fund recurring costs associated with the renovation and re-letting of the Operating Partnership's properties. Recurring capital expenditures for the six months ended June 30, 1995 were $3.2 million. Funds Available for Distribution (FFO adjusted for straight-line rent and recurring capital expenditures) for the six months ended June 30, 1995 were $26.0 million, resulting in a payout ratio for the distributions for such period of 93.2% of Funds Available for Distribution.

    The investing activities of the Operating Partnership for the six months ended June 30, 1995 of $114.4 million represent primarily the costs incurred for the development and acquisition of 18 properties placed in service during the six months and 19 properties and one building expansion under development as of June 30, 1995. The estimated remaining development costs for these properties as of June 30, 1995 is $110 million. These development costs will be funded by cash on hand as of June 30, 1995, the Credit Line and the net proceeds of the Offering. The investing activities for the $114.4 million of property development and acquisitions were substantially funded with the proceeds of the 1995 Equity Offering. The Operating Partnership has a $100 million unsecured Credit Line which bears interest at LIBOR plus 200 basis points and matures in April 1998. The Credit Line is available to fund the remaining development costs of the properties under construction at June 30, 1995 as well as future development and acquisition activities. Also, the Operating Partnership has obtained implied investment grade ratings for its unsecured debt from Standard & Poor's, Moody's and Duff & Phelps.

    The Operating Partnership intends to maintain a conservative capital structure. The Operating Partnership's debt to total market capitalization ratio at June 30, 1995 was 27.3% compared to 30.2% at December 31, 1994. Following the issuance of the Notes, the Operating Partnership's debt to total market capitalization ratio will be 33.9%, based on a market price of $28.25 per Unit, which reflects the market price of the Common Stock on June 30, 1995.

    The mortgage debt outstanding  at June 30, 1995  consists of notes  totaling
$300.2 million with a weighted average interest rate of 7.31% maturing at various dates through 2018, of which only 1.5% is currently floating rate debt. Scheduled principal amortization of mortgage debt totaled $723,000 for the six months ended June 30, 1995. A portion of the proceeds from the issuance of the Notes will be used to retire the $35 million outstanding on the Operating Partnership's Credit Line at September 19, 1995, making it fully available for future acquisitions and development. Approximately $39.5 million of the proceeds will be used to retire existing mortgage debt with a current weighted average interest rate of 6.08% and a weighted average maturity of 3.3 years as of June 30, 1995, all of which is scheduled to reset at a market interest rate during the fourth quarter of 1995. The total debt in unconsolidated subsidiaries at June 30, 1995 is $49.6 million of which the Operating Partnership's percentage share is $10.8 million. The unconsolidated subsidiary debt has a weighted average interest rate of 7.11%, and only 15.9% is currently floating rate debt.

    Following is a summary of the scheduled future amortization and maturities of the Operating Partnership's debt as of June 30, 1995:

                                  FUTURE
                                SCHEDULED      FUTURE                 OFFERING     PRO FORMA
YEAR                           AMORTIZATION  MATURITIES    TOTAL         (1)         TOTAL
-----------------------------  ------------  ----------  ----------  -----------  -----------
                                                       (IN THOUSANDS)
1995.........................   $    1,096   $   --      $    1,096  $     (240 ) $      856
1996.........................        3,191       62,325      65,516      (1,398 )     64,118
1997.........................        3,963       --           3,963      (1,874 )      2,089
1998.........................        2,916       80,627      83,543     (35,988 )     47,555
1999.........................        2,548       --           2,548      --            2,548
2000.........................        2,637        2,423       5,060      --            5,060
2001.........................        2,291       59,954      62,245      --           62,245
2002.........................        2,494       --           2,494      50,000       52,494
2003.........................          252       68,814      69,066      --           69,066
2004.........................          273       --             273      --              273
2005.........................          300       --             300     100,000      100,300
Thereafter...................        4,129       --           4,129      --            4,129
                               ------------  ----------  ----------  -----------  -----------
    Total....................  $    26,090   $  274,143  $  300,233  $  110,500   $  410,733
                               ------------  ----------  ----------  -----------  -----------
                               ------------  ----------  ----------  -----------  -----------

------------------------
(1) Assumes maturity in 2002 of the 2002 Notes and in 2005 of the 2005 Notes offered hereby and the use of $39.5 million of the proceeds to retire existing mortgage debt.

                                   PROPERTIES

GENERAL

    The Operating Partnership owns a diversified portfolio of properties which includes (i) the in-service Properties, consisting of 144 industrial, office and retail properties located in Indiana, Ohio, Illinois, Michigan, Tennessee, Kentucky, Wisconsin and Missouri; (ii) 19 buildings and one building expansion currently under development; and (iii) the Land, consisting of approximately 900 acres of unencumbered land for future development in Indiana, Ohio, Illinois, Kentucky, and Tennessee. The Operating Partnership owns the entire equity interest in 125 of the Properties and a partial interest in the remainder of the Properties. The Properties are comprised of a broad range of product types which include bulk and medium bulk warehouse and distribution facilities, light manufacturing facilities, multi-tenant flex space buildings, suburban office buildings, downtown office buildings, and neighborhood, power and community shopping centers. The Operating Partnership believes that its Properties are of the highest quality available to tenants in its markets. The total square footage of the in-service Properties is approximately 15.2 million, consisting of approximately 9.3 million square feet of industrial space, approximately 4.5 million square feet of office space and approximately 1.4 million square feet of retail space. The total square footage of the 19 buildings and one building expansion currently under development is approximately 3.4 million square feet, consisting of approximately 2.0 million square feet of industrial space, approximately 1.1 million square feet of office space and approximately 270,000 square feet of retail space. The current development projects are 85% leased as of June 30, 1995. The total annual Net Effective Rental income of the Properties based upon tenants in occupancy as of June 30, 1995 is approximately $94.9 million, with $35.6 million relating to the industrial Properties, $47.1 million relating to the office Properties and $12.2 million relating to the retail Properties. At June 30, 1995, the Properties were approximately 95% leased.

    The following tables provide an overview of the Properties.

           SQUARE FOOTAGE AND ANNUAL NET EFFECTIVE RENT OF PROPERTIES
                       (IN THOUSANDS, EXCEPT PERCENTAGES)

                                                             SQUARE FEET                                        PERCENT OF
                                      ---------------------------------------------------------   ANNUAL NET    ANNUAL NET
                                                                                    PERCENT OF    EFFECTIVE      EFFECTIVE
STATE                                 INDUSTRIAL    OFFICE     RETAIL      TOTAL       TOTAL       RENT(1)         RENT
------------------------------------  -----------  ---------  ---------  ---------  -----------  ------------  -------------
Indiana.............................       5,493       1,085        440      7,018       46.3%    $   32,332         34.1%
Ohio................................       2,380       2,817        722      5,919       39.0         48,438         51.0
Missouri............................      --             339         33        372        2.4          3,886          4.1
Illinois............................         126      --            171        297        2.0          2,165          2.3
Tennessee...........................         495      --         --            495        3.3          3,079          3.2
Kentucky............................         669      --         --            669        4.4          1,759          1.9
Michigan............................      --             245     --            245        1.6          2,734          2.9
Wisconsin...........................         154      --         --            154        1.0            491          0.5
                                           -----   ---------  ---------  ---------      -----    ------------       -----
    Total...........................       9,317       4,486      1,366     15,169      100.0%    $   94,884        100.0%
                                           -----   ---------  ---------  ---------      -----    ------------       -----
                                           -----   ---------  ---------  ---------      -----    ------------       -----
Percent of total square feet........        61.4%       29.6%       9.0%     100.0%
                                           -----   ---------  ---------  ---------
                                           -----   ---------  ---------  ---------

------------------------
(1) Represents annual Net Effective Rent due from tenants in occupancy as of June 30, 1995.

                             SUMMARY OF PROPERTIES
                       (IN THOUSANDS, EXCEPT PERCENTAGES)

                                                                                                PERCENT OF
                                                                 PERCENT OF      ANNUAL NET      TOTAL NET
                                                     SQUARE     TOTAL SQUARE     EFFECTIVE       EFFECTIVE     OCCUPANCY AT
TYPE OF PROPERTY                                      FEET          FEET          RENT(1)       ANNUAL RENT    JUNE 30, 1995
--------------------------------------------------  ---------  ---------------  ------------  ---------------  -------------
Industrial........................................      9,317           61%      $   35,621            38%           96.2%
Office............................................      4,486           30           47,047            49            93.6%
Retail............................................      1,366            9           12,216            13            95.1%
                                                    ---------          ---      ------------          ---
    Total.........................................     15,169          100%      $   94,884           100%           95.3%
                                                    ---------          ---      ------------          ---
                                                    ---------          ---      ------------          ---

------------------------
(1) Represents annual net effective rent due from tenants in occupancy as of June 30, 1995. Net Effective Rent equals the average annual rental property revenue over the terms of the respective leases, excluding additional rent due as operating expense reimbursements, landlord allowances for operating expenses and percentage rents.

    The following table sets forth the aggregate average percent leased for all of the Properties during the indicated periods.

                               AVERAGE OCCUPANCY
                                (ALL PROPERTIES)

                                                                        SQUARE FEET      AVERAGE
YEAR                                                                     AVAILABLE      OCCUPANCY
----------------------------------------------------------------------  ------------  -------------
Through June 30, 1995.................................................    15,169,339        94.9%
1994..................................................................    12,894,603        93.8%
1993..................................................................    10,864,245        92.1%
1992..................................................................    10,572,874        89.3%

    The following table shows lease expirations for leases in place as of June 30, 1995 for each of the ten years beginning with the remainder of 1995 for the Properties, assuming none of the tenants exercises early termination or renewal options.

                               LEASE EXPIRATIONS
                                (ALL PROPERTIES)

                                                                                               PERCENT OF       PERCENT OF
                                    NET RENTABLE        ANNUAL NET          ANNUAL NET         ANNUAL NET      TOTAL LEASED
                       NUMBER OF    AREA (IN SQ.      EFFECTIVE RENT    EFFECTIVE RENT PER   EFFECTIVE RENT       SQ. FT.
   YEAR OF LEASE        LEASES     FT.) SUBJECT TO        UNDER            SQ. FT. UNDER     REPRESENTED BY   REPRESENTED BY
     EXPIRATION        EXPIRING    EXPIRING LEASES  EXPIRING LEASES(1)  EXPIRING LEASES (1)  EXPIRING LEASES  EXPIRING LEASES
--------------------  -----------  ---------------  ------------------  -------------------  ---------------  ---------------
1995................         128          562,583     $    3,769,815         $    6.70              3.97%            3.89%
1996................         227        1,739,084         10,241,972         $    5.89             10.79            12.03
1997................         186        1,090,507          9,531,255         $    8.74             10.05             7.54
1998................         189        2,281,391         12,454,347         $    5.46             13.13            15.78
1999................         155        2,024,738         11,412,590         $    5.64             12.03            14.00
2000................         105        1,532,538         10,025,034         $    6.54             10.57            10.60
2001................          41        1,496,817          7,394,935         $    4.94              7.79            10.35
2002................          19          394,405          3,404,411         $    8.63              3.59             2.73
2003................          12          194,570          2,258,777         $   11.61              2.37             1.35
2004................          12          779,547          3,414,639         $    4.38              3.60             5.39
2005................          20          787,672          6,583,552         $    8.36              6.94             5.45
2006................      --             --                 --                  --                 --               --
2007 and
 thereafter.........          27        1,575,076         14,392,059         $    9.14             15.17            10.89
                           -----   ---------------  ------------------                            ------           ------
    Total...........       1,121       14,458,928     $   94,883,386         $    6.56            100.00%          100.00%
                           -----   ---------------  ------------------                            ------           ------
                           -----   ---------------  ------------------                            ------           ------

------------------------
(1) Represents annual Net Effective Rent due from tenants in occupancy as of June 30, 1995.

INDUSTRIAL PROPERTIES

    The 74 industrial Properties are primarily located in industrial or business parks that have been developed by the Operating Partnership or the Company and consist of 44 bulk distribution facilities and 30 service center facilities. Approximately 80% of the square footage of the industrial Properties is contained in bulk distribution facilities. The bulk distribution facilities accommodate the needs of large warehouse and distribution users with ceiling clear heights of 20 feet and more while providing leased space to many large tenants including users of more than 500,000 square feet. The service center facilities are also known as flex buildings or light industrial properties with 12 to 18 foot ceiling heights and a combination of drive-up and dock loading access. These service center facilities accommodate users of 1,200 square feet and up. The diversity of the industrial buildings allows the Operating Partnership to cater to many segments of the industrial market and renders the Operating Partnership less dependent upon any specific market segment. Over 90% of the industrial Properties are in the primary markets of the Operating Partnership of Indianapolis, Cincinnati and Columbus. Over 90% of the square footage of the industrial Properties was constructed or acquired and renovated by the Operating Partnership in the last 10 years.

    The following table sets forth the aggregate average percent leased and Net Effective Rent per leased square foot for the industrial Properties during the indicated periods.

                     AVERAGE OCCUPANCY AND AVERAGE RENTALS
                            (INDUSTRIAL PROPERTIES)

                                                                                     NET EFFECTIVE
                                                        SQUARE FEET     AVERAGE     RENT PER LEASED
YEAR                                                     AVAILABLE     OCCUPANCY     SQUARE FOOT(1)
------------------------------------------------------  -----------  -------------  ----------------
Through June 30, 1995.................................   9,317,431         96.3%     $    4.00(2)(3)
1994..................................................   7,622,627         95.5%     $    4.05(2)
1993..................................................   6,235,835         93.2%     $    4.06
1992..................................................   5,962,235         89.7%     $    3.91

------------------------
(1) Calculated as the Net Effective Rent for the indicated period divided by the average total square feet under lease during the same period.

(2) During 1994 and the first six months of 1995, the Operating Partnership renewed 62% of its industrial leases up for renewal. The rental rate of the 726,000 square feet renewed during this period increased 10.4% for the renewal period as compared to the prior lease term. During this same period, the Operating Partnership leased an additional 1,063,000 square feet in the in-service Properties at a Net Effective Rental rate of $4.28 per square foot.

(3) The average Net Effective Rent per leased square foot decreased in the first six months of 1995 because the increase in square footage available relates primarily to bulk warehouse space which provides a lower average Net Effective Rent per leased square foot.

    The following table shows lease expirations for leases in place as of June 30, 1995, for each of the ten years beginning with the remainder of 1995, for the industrial Properties, assuming none of the tenants exercises early termination or renewal options.

                               LEASE EXPIRATIONS
                            (INDUSTRIAL PROPERTIES)

                                                                                                 PERCENT OF       PERCENT OF
                                      NET RENTABLE        ANNUAL NET          ANNUAL NET         ANNUAL NET      TOTAL LEASED
                        NUMBER OF     AREA (IN SQ.      EFFECTIVE RENT    EFFECTIVE RENT PER   EFFECTIVE RENT       SQ. FT.
   YEAR OF LEASE         LEASES      FT.) SUBJECT TO        UNDER            SQ. FT. UNDER     REPRESENTED BY   REPRESENTED BY
     EXPIRATION         EXPIRING     EXPIRING LEASES  EXPIRING LEASES(1)  EXPIRING LEASES (1)  EXPIRING LEASES  EXPIRING LEASES
--------------------  -------------  ---------------  ------------------  -------------------  ---------------  ---------------
1995................           33          308,469      $    1,158,836         $    3.76               3.25%            3.44%
1996................           88        1,164,640           4,403,329         $    3.78              12.36            13.00
1997................           51          397,536           2,240,280         $    5.64               6.29             4.44
1998................           66        1,675,433           6,365,518         $    3.80              17.87            18.70
1999................           60        1,500,280           6,076,989         $    4.05              17.06            16.74
2000................           44        1,093,512           4,577,947         $    4.19              12.85            12.20
2001................           16        1,211,872           4,352,625         $    3.59              12.22            13.52
2002................            7          124,980             499,681         $    4.00               1.40             1.39
2003................            3           40,378             441,951         $   10.95               1.24             0.45
2004................            7          703,033           2,552,673         $    3.63               7.17             7.85
2005................            4          313,120           1,040,080         $    3.32               2.92             3.49
2006................       --              --                 --                  --                 --               --
2007 and
 thereafter.........            4          427,486           1,911,229         $    4.47               5.37             4.78
                              ---    ---------------  ------------------                             ------           ------
    Total...........          383        8,960,739      $   35,621,138         $    3.98             100.00%          100.00%
                              ---    ---------------  ------------------                             ------           ------
                              ---    ---------------  ------------------                             ------           ------

------------------------
(1) Represents annual Net Effective Rent due from tenants in occupancy as of June 30, 1995.

OFFICE PROPERTIES

    The Operating Partnership owns a portfolio of 49 office Properties. The Operating Partnership has 46 suburban office buildings ranging from one-story buildings to five-story or mid-rise office buildings located in developed business parks and mixed use developments with excellent interstate access and visibility. Three of the suburban office buildings are medical buildings, including a single tenant facility with a 20 year lease and two multi-tenant properties attached to a hospital. In addition, the Operating Partnership owns three downtown buildings consisting of two new high-rise office buildings and one rehabilitated office building. The office Properties are a collection of modern facilities with over 95% constructed or renovated within the last ten years. The Operating Partnership believes that these primarily Class A office Properties are among the highest quality available to tenants in its markets. This diverse mix of office buildings is occupied by tenants spanning all segments of the office market.

    The following table sets forth the aggregate average percent leased and Net Effective Rent per leased square foot for the office Properties during the indicated periods.

                     AVERAGE OCCUPANCY AND AVERAGE RENTALS
                              (OFFICE PROPERTIES)

                                                                                    NET EFFECTIVE
                                                                                       RENT PER
                                                        SQUARE FEET     AVERAGE     LEASED SQUARE
YEAR                                                     AVAILABLE     OCCUPANCY       FOOT (1)
------------------------------------------------------  -----------  -------------  --------------
Through June 30, 1995.................................   4,485,879         92.1%     $   10.88(2)
1994..................................................   3,986,629         90.7%     $   10.86(2)
1993..................................................   3,811,904         90.5%     $   10.91
1992..................................................   3,811,904         88.9%     $   10.89

------------------------
(1) Calculated as the Net Effective Rent for the indicated period, divided by the average total square feet under lease during the same period.

(2) During 1994 and the first six months of 1995, the Operating Partnership renewed 65% of its office leases up for renewal. The rental rate of the 430,000 square feet renewed during this period increased 4.5% for the renewal period as compared to the prior lease term. During this same period, the Operating Partnership leased an additional 429,000 square feet in the in-service Properties at a Net Effective Rental rate of $10.08 per square foot.

    The following table shows lease expirations for leases in place as of June 30, 1995, for each of the ten years beginning with the remainder of 1995, for the office Properties, assuming none of the tenants exercises early termination or renewal options.

                               LEASE EXPIRATIONS
                              (OFFICE PROPERTIES)

                                                          ANNUAL NET         ANNUAL NET        PERCENT OF       PERCENT OF
                                       NET RENTABLE     EFFECTIVE RENT     EFFECTIVE RENT      ANNUAL NET      TOTAL LEASED
                         NUMBER OF     AREA (IN SQ.          UNDER        PER SQ. FT. UNDER  EFFECTIVE RENT       SQ. FT.
    YEAR OF LEASE         LEASES      FT.) SUBJECT TO      EXPIRING           EXPIRING       REPRESENTED BY   REPRESENTED BY
     EXPIRATION          EXPIRING     EXPIRING LEASES      LEASES(1)          LEASES(1)      EXPIRING LEASES  EXPIRING LEASES
---------------------  -------------  ---------------  -----------------  -----------------  ---------------  ---------------
1995.................           83          232,368      $   2,369,596        $   10.20              5.04%            5.53%
1996.................           97          472,030          4,750,587        $   10.06             10.10            11.24
1997.................           94          588,409          6,126,540        $   10.41             13.02            14.01
1998.................           88          498,378          4,951,133        $    9.93             10.52            11.87
1999.................           65          402,267          4,091,057        $   10.17              8.70             9.58
2000.................           32          326,451          4,205,490        $   12.88              8.94             7.78
2001.................           21          252,045          2,730,998        $   10.84              5.80             6.00
2002.................            5          174,580          2,043,187        $   11.70              4.34             4.16
2003.................            5          117,696          1,487,327        $   12.64              3.16             2.80
2004.................            3           63,326            726,258        $   11.47              1.54             1.51
2005.................            9          329,797          4,367,990        $   13.24              9.28             7.86
2006.................       --              --                --                 --                --               --
2007 and
 thereafter..........           12          741,265          9,196,356        $   12.41             19.56            17.66
                               ---    ---------------  -----------------                           ------           ------
    Total............          514        4,198,612      $  47,046,519        $   11.21            100.00%          100.00%
                               ---    ---------------  -----------------                           ------           ------
                               ---    ---------------  -----------------                           ------           ------

------------------------
(1) Represents annual Net Effective Rent due from tenants in occupancy as of June 30, 1995.

RETAIL PROPERTIES

    The retail Properties, which cater to a variety of retail markets, include one regional shopping center, 12 neighborhood shopping centers, three shopping centers designed primarily to serve the business parks in which they are located and five free-standing single-tenant buildings. The regional and neighborhood shopping centers either have well known anchor tenants such as Wal-Mart and Pet Food Supermarket, or are located adjacent to major retailers such as Kroger or in areas where other large commercial facilities draw consumers. The retail Properties are generally located in upscale suburban and high growth areas.

    The following table sets forth the aggregate average percent leased and Net Effective Rent per leased square foot for the retail Properties during the indicated periods.

                     AVERAGE OCCUPANCY AND AVERAGE RENTALS
                              (RETAIL PROPERTIES)

                                                                                     NET EFFECTIVE
                                                        SQUARE FEET     AVERAGE     RENT PER LEASED
YEAR                                                     AVAILABLE     OCCUPANCY    SQUARE FOOT (1)
------------------------------------------------------  -----------  -------------  ----------------
Through June 30, 1995.................................   1,366,029         95.4%      $    9.05(2)
1994..................................................   1,285,347         93.6%      $    8.96(2)
1993..................................................     816,506         91.2%      $    9.04
1992..................................................     795,506         87.2%      $    8.85

------------------------
(1) Calculated as the Net Effective Rent for the indicated period divided by the average total square feet under lease during the same period.

(2) During 1994 and the first six months of 1995, the Operating Partnership renewed 83% of its retail leases up for renewal. The rental rate of the 105,000 square feet renewed during this period increased 11.2% for the renewal period as compared to the prior lease term. During this same period, the Operating Partnership leased an additional 114,000 square feet in the in-service Properties at a Net Effective Rental rate of $10.61 per square foot.

    The following table shows lease expirations for leases in place as of June 30, 1995, for each of the ten years beginning with the remainder of 1995, for the retail Properties, assuming none of the tenants exercises early termination or renewal options.

                               LEASE EXPIRATIONS
                              (RETAIL PROPERTIES)

                                                          ANNUAL NET         ANNUAL NET        PERCENT OF       PERCENT OF
                                       NET RENTABLE     EFFECTIVE RENT     EFFECTIVE RENT      ANNUAL NET      TOTAL LEASED
                         NUMBER OF     AREA (IN SQ.          UNDER        PER SQ. FT. UNDER  EFFECTIVE RENT       SQ. FT.
    YEAR OF LEASE         LEASES      FT.) SUBJECT TO      EXPIRING           EXPIRING       REPRESENTED BY   REPRESENTED BY
     EXPIRATION          EXPIRING     EXPIRING LEASES     LEASES (1)         LEASES (1)      EXPIRING LEASES  EXPIRING LEASES
---------------------  -------------  ---------------  -----------------  -----------------  ---------------  ---------------
1995.................           12           21,746      $     241,383        $   11.10             1.98%            1.67%
1996.................           42          102,414          1,088,056        $   10.62             8.91             7.88
1997.................           41          104,562          1,164,435        $   11.14             9.53             8.05
1998.................           35          107,580          1,137,696        $   10.58             9.31             8.28
1999.................           30          122,191          1,244,544        $   10.19            10.19             9.40
2000.................           29          112,575          1,241,597        $   11.03            10.16             8.66
2001.................            4           32,900            311,312        $    9.46             2.55             2.53
2002.................            7           94,845            861,543        $    9.08             7.05             7.30
2003.................            4           36,496            329,499        $    9.03             2.70             2.81
2004.................            2           13,188            135,708        $   10.29             1.11             1.01
2005.................            7          144,755          1,175,482        $    8.12             9.62            11.16
2006.................       --              --                --                 --                --               --
2007 and
 thereafter..........           11          406,325          3,284,474        $    8.08            26.89            31.25
                               ---    ---------------  -----------------                          ------           ------
    Total............          224        1,299,577      $  12,215,729        $    9.40           100.00%          100.00%
                               ---    ---------------  -----------------                          ------           ------
                               ---    ---------------  -----------------                          ------           ------

------------------------
(1) Represents annual Net Effective Rent due from tenants in occupancy as of June 30, 1995.

LAND

    Substantially all the approximately 900 acres of unencumbered Land is located adjacent to the Properties in industrial or business parks that have been developed by the Operating Partnership or the Company. Approximately 80% of the Land is zoned for industrial use, with the remainder zoned for either office or retail use. All of the Land is unencumbered, has available to it appropriate utilities and is ready for immediate development. The Operating Partnership believes that approximately 120 buildings containing approximately 11 million square feet of commercial development can be constructed on the Land. The Operating Partnership believes that the Land gives it a competitive advantage over other real estate companies operating in its markets.

                            DESCRIPTION OF THE NOTES

GENERAL

    The 2002 Notes and 2005 Notes constitute separate series of securities (which are more fully described in the accompanying Prospectus), each to be issued pursuant to an indenture dated as of September 19, 1995, as amended or supplemented (the "Indenture"), between the Operating Partnership and The First National Bank of Chicago, as trustee (the "Trustee"), and will be limited to aggregate principal amounts of $50,000,000 and $100,000,000, respectively. The terms of the Notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to and qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below.

    The Notes will be direct, unsecured obligations of the Operating Partnership and will rank pari passu with each other and with all other unsecured and unsubordinated indebtedness of the Operating Partnership from time to time outstanding. The Notes will be effectively subordinated to the prior claims of each secured mortgage lender to any specific Property which secures such lender's mortgage. As of June 30, 1995, such mortgages aggregated approximately $300.2 million (approximately $260.7 million on a pro forma basis). See "Capitalization." Subject to certain limitations set forth in the Indenture, and as described under "-- Certain Covenants -- Limitations on Incurrence of Debt" below, the Indenture will permit the Operating Partnership to incur additional secured and unsecured indebtedness.

    The 2002 Notes will mature on September 22, 2002 and the 2005 Notes will mature on September 22, 2005 (each a "Maturity Date"). The Notes are not subject to any sinking fund provisions. The Notes will be issued only in fully registered, book-entry form without coupons, in denominations of $1,000 and integral multiples thereof, except under the limited circumstances described below under "Description of the Notes -- Book-Entry System."

    Except as described under "-- Certain Covenants -- Limitations on Incurrence of Debt" below and under "Description of Debt Securities -- Merger, Consolidation or Sale" in the accompanying Prospectus, the Indenture does not contain any other provisions that would limit the ability of the Operating Partnership to incur indebtedness or that would afford holders of the Notes protection in the event of (i) a highly leveraged or similar transaction involving the Operating Partnership, the Company as general partner of the Operating Partnership, or any Affiliate of either such party, (ii) a change of control, or (iii) a reorganization, restructuring, merger or similar transaction involving the Operating Partnership that may adversely affect the holders of the Notes. In addition, subject to the limitations set forth under "Description of Debt Securities -- Merger, Consolidation or Sale" in the accompanying Prospectus, the Operating Partnership may, in the future, enter into certain transactions such as the sale of all or substantially all of its assets or the merger or consolidation of the Operating Partnership that would increase the amount of the Operating Partnership's indebtedness or substantially reduce or eliminate the Operating Partnership's assets, which may have an adverse effect on the Operating Partnership's ability to service its indebtedness, including the Notes. The Operating Partnership and its management have no present intention of engaging in a highly leveraged or similar transaction involving the Operating Partnership.

PRINCIPAL AND INTEREST

    The 2002 Notes will bear interest at 7 1/4% per annum and the 2005 Notes will bear interest at 7 3/8% per annum, in each case from September 22, 1995 or from the immediately preceding Interest Payment Date (as defined below) to which interest has been paid, payable semi-annually in arrears on each March 22 and September 22, commencing March 22, 1996 (each, an "Interest Payment Date"), and on the applicable Maturity Date, to the persons (the "Holders") in whose names the applicable Notes are registered in the security register applicable to the Notes at the close of business 15 calendar days prior to such payment date regardless of whether such day is a Business Day, as defined below (each, a "Regular Record Date"). Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

    The principal of each Note payable on the applicable Maturity Date will be paid against presentation and surrender of such Note at the corporate trust office of the Trustee, located initially at 14 Wall Street, Eighth Floor, New York, New York, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

    If any Interest Payment Date or a Maturity Date falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or such Maturity Date, as the case may be. "Business Day" means any day, other than a Saturday or Sunday, on which banking institutions in The City of New York are open for business.

CERTAIN COVENANTS

    LIMITATIONS ON INCURRENCE OF DEBT. The Operating Partnership will not, and will not permit any Subsidiary to, incur any Debt (as defined below), other than intercompany debt (representing Debt to which the only parties are the Company, the Operating Partnership and any of their Subsidiaries (but only so long as such Debt is held solely by any of the Company, the Operating Partnership and any Subsidiary) that is subordinate in right of payment to the Notes) if, immediately after giving effect to the incurrence of such additional Debt, the aggregate principal amount of all outstanding Debt of the Operating Partnership and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 55% of the sum of (i) the Operating Partnership's Total Assets (as defined below) as of the end of the calendar quarter covered in the Operating Partnership's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (ii) the increase in Total Assets from the end of such quarter including, without limitation, any increase in Total Assets resulting from the incurrence of such additional Debt (such increase together with the Operating Partnership's Total Assets shall be referred to as the "Adjusted Total Assets").

    In addition to the foregoing limitation on the incurrence of Debt, the Operating Partnership will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service to the Annual Service Charge (in each case as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 2.0 to 1, on a pro forma basis after giving effect to the incurrence of such Debt and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Debt and any other Debt incurred by the Operating Partnership or its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period, (ii) the repayment or retirement of any other Debt by the Operating Partnership or its Subsidiaries since the first day of such four-quarter period had been incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period), (iii) the income earned on any increase in Adjusted Total Assets since the end of such four-quarter period had been earned, on an annualized basis, during such period, and (iv) in the case of any acquisition or disposition by the Operating Partnership or any Subsidiary of any asset or group of assets since the first day of such four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

    In addition to the foregoing limitations on the incurrence of Debt, the Operating Partnership will not, and will not permit any Subsidiary to, incur any Debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of the property of the Operating Partnership or any Subsidiary ("Secured Debt"), whether owned at the date of the Indenture or thereafter acquired, if, immediately after giving effect to the incurrence of such additional Secured Debt, the aggregate principal amount of all outstanding Secured Debt of the Operating Partnership and its Subsidiaries on a consolidated basis is greater than 40% of the Operating Partnership's Adjusted Total Assets.

    For purposes of the foregoing provisions regarding the limitation on the incurrence of Debt, Debt shall be deemed to be "incurred" by the Operating Partnership and its Subsidiaries on a consolidated basis whenever the Operating Partnership and its Subsidiaries on a consolidated basis shall create, assume, guarantee or otherwise become liable in respect thereof.

    MAINTENANCE OF TOTAL UNENCUMBERED ASSETS. The Operating Partnership is required to maintain Total Unencumbered Assets of not less than 185% of the aggregate outstanding principal amount of the Unsecured Debt of the Operating Partnership.

    As used herein:

    "ANNUAL SERVICE CHARGE" as of any date means the amount which is expensed in any 12-month period for interest on Debt.

    "CONSOLIDATED INCOME AVAILABLE FOR DEBT SERVICE" for any period means Consolidated Net Income (as defined below) of the Operating Partnership and its Subsidiaries (i) plus amounts which have been deducted for (a) interest on Debt of the Operating Partnership and its Subsidiaries, (b) provision for taxes of the Operating Partnership and its Subsidiaries based on income, (c) amortization of debt discount, (d) depreciation and amortization, (e) the effect of any noncash charge resulting from a change in accounting principles in determining Consolidated Net Income for such period, (f) amortization of deferred charges and (g) provisions for or realized losses on properties and (ii) less amounts which have been included for gains on properties.

    "CONSOLIDATED NET INCOME" for any period means the amount of consolidated net income (or loss) of the Operating Partnership and its Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles.

    "DEBT" of the Operating Partnership or any Subsidiary means any indebtedness of the Operating Partnership and its Subsidiaries, whether or not contingent, in respect of (i) borrowed money evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by the Operating Partnership and its Subsidiaries, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable or (iv) any lease of property by the Operating Partnership and its Subsidiaries as lessee which is reflected in the Operating Partnership's consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles, in the case of items of indebtedness under (i) through (iii) above to the extent that any such items (other than letters of credit) would appear as a liability on the Operating Partnership's consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation by the Operating Partnership or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person (other than the Operating Partnership or any Subsidiary) (it being understood that Debt shall be deemed to be incurred by the Operating Partnership and its Subsidiaries on a consolidated basis whenever the Operating Partnership and its Subsidiaries on a consolidated basis shall create, assume, guarantee or otherwise become liable in respect thereof).

    "FUNDS FROM OPERATIONS" for any period means the Consolidated Net Income of the Operating Partnership and its Subsidiaries for such period without giving effect to depreciation and amortization, gains or losses from extraordinary items, gains or losses on sales of real estate, gains or losses on investments in marketable securities and any provision/benefit for income taxes for such period, plus the allocable portion, based on the Operating Partnership's ownership interest, of funds from operations of unconsolidated joint ventures, all determined on a consistent basis in accordance with generally accepted accounting principles.

    "SUBSIDIARY" means a corporation, partnership or limited liability company, a majority of the outstanding voting stock, partnership interests or membership interests, as the case may be, of which is owned or controlled, directly or indirectly, by the Operating Partnership or by one or more other Subsidiaries of the Operating Partnership. For the purposes of this definition, "voting stock" means stock having voting power for the election of directors, or trustees, as the case may be, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

    "TOTAL ASSETS" as of any date means the sum of (i) the Operating Partnership's and its Subsidiaries' Undepreciated Real Estate Assets and (ii) all other assets of the Operating Partnership and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles (but excluding intangibles and accounts receivable).

    "TOTAL UNENCUMBERED ASSETS" means the sum of (i) those Undepreciated Real Estate Assets not subject to an encumbrance and (ii) all other assets of the Operating Partnership and its Subsidiaries not subject to an encumbrance determined in accordance with generally accepted accounting principles (but excluding accounts receivable and intangibles).

    "UNDEPRECIATED REAL ESTATE ASSETS" as of  any date means the cost  (original cost  plus  capital  improvements)  of  real  estate  assets  of  the  Operating
Partnership and its Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with generally accepted accounting principles.

    "UNSECURED DEBT" means Debt of the Operating Partnership or any Subsidiary which is not secured by any mortgage, lien, charge, pledge or security interest of any kind upon any of the Properties.

    Reference is made to the section entitled "Description of Debt Securities -- Certain Covenants" in the accompanying Prospectus for a description of additional covenants applicable to the Notes. Compliance with the covenants described herein and such additional covenants with respect to the Notes generally may not be waived by the Board of Directors of the Company, as general partner of the Operating Partnership, or by the Trustee unless the Holders of at least a majority in principal amount of all outstanding Notes consent to such waiver; PROVIDED, HOWEVER, that the defeasance and covenant defeasance provisions of the Indenture described under "Description of Debt Securities -- Discharge, Defeasance and Covenant Defeasance" in the accompanying Prospectus will apply to the Notes, including with respect to the covenants described in this Prospectus Supplement.

OPTIONAL REDEMPTION

    The 2002 Notes may not be redeemed by the Operating Partnership prior to maturity. The 2005 Notes may be redeemed at any time after September 22, 2002 at the option of the Operating Partnership, in whole or from time to time in part, at a redemption price equal to the sum of (i) the principal amount of the 2005 Notes being redeemed plus accrued interest thereon to the redemption date and
(ii) the Make-Whole Amount (as defined below), if any, with respect to such Notes (the "Redemption Price").

    If notice has been given as provided in the Indenture and funds for the redemption of any 2005 Notes called for redemption shall have been made available on the redemption date referred to in such notice, such Notes will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the Holders of the 2005 Notes will be to receive payment of the Redemption Price.

    Notice of any optional redemption of any 2005 Notes will be given to Holders at their addresses, as shown in the security register for the 2005 Notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the 2005 Notes held by such Holder to be redeemed.

    If less than all the 2005 Notes are to be redeemed at the option of the Operating Partnership, the Operating Partnership will notify the Trustee at least 45 days prior to giving notice of redemption (or such shorter period as is satisfactory to the Trustee) of the aggregate principal amount of 2005 Notes to be redeemed and their redemption date. The Trustee shall select, in such manner as it shall deem fair and appropriate, 2005 Notes to be redeemed in whole or in part.

    As used herein:

    "MAKE-WHOLE AMOUNT" means, in connection with any optional redemption or accelerated payment of any 2005 Note, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of each such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate
(determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the 2005 Notes being redeemed or paid.

    "REINVESTMENT RATE" means .25% plus the arithmetic mean of the yields under the respective heading "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

    "STATISTICAL RELEASE" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by the Operating Partnership.

BOOK-ENTRY SYSTEM

    The following are summaries of certain rules and operating procedures of DTC that affect the payment of principal and interest and transfers of interests in the Global Notes. Upon issuance, each series of Notes will only be issued in the form of a Global Note which will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. Unless and until it is exchanged in whole or in part for Notes in definitive form under the limited circumstances described below, a Global Note may not be transferred except as a whole (i) by DTC to a nominee of DTC, (ii) by a nominee of DTC to DTC or another nominee of DTC or (iii) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

    Ownership  of  beneficial interests  in  a Global  Note  will be  limited to persons that have accounts with DTC for such Global Note ("participants") or persons that may hold interests through participants. Upon the issuance of a
Global Note, DTC will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Notes represented by such Global Note beneficially owned by such participants. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may limit or impair the ability to own, transfer or pledge beneficial interests in the Global Notes.

    So long as DTC or its nominee is the registered owner of a Global Note, DTC or its nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by such Global Note for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of such Notes in certificated form and will not be considered the registered owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such person in not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Operating Partnership understands that under existing industry practices, if the Operating Partnership requests any action of Holders or if an owner of a beneficial interest in a Global Note desires to give or take any action that a Holder is entitled to give or take under the Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

    Principal and interest payments on interests represented by a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner of such Global Note. None of the Operating Partnership, the Trustee or any other agent of the Operating Partnership or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership of interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Operating Partnership expects that DTC, upon receipt of any payment of principal or interest in respect of a Global Note, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Global Note as shown on the records of DTC. The Operating Partnership also expects that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing customer instructions and customary practice, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

    If DTC is at any time unwilling or unable to continue as depository for the Notes and the Operating Partnership fails to appoint a successor depository registered as a clearing agency under the Exchange Act within 90 days, the Operating Partnership will issue the Notes in definitive form in exchange for the respective Global Notes. Any Notes issued in definitive form in exchange for the Global Notes will be registered in such name or names, and will be issued in denominations of $1,000 and such integral multiples thereof, as DTC shall instruct the Trustee. It is expected that such instructions will be based upon directions received by DTC from participants with respect to ownership of beneficial interests in the Global Notes.

    DTC has advised the Operating Partnership of the following information regarding DTC. DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

SAME-DAY SETTLEMENT AND PAYMENT

    Settlement for the Notes will be made by the Underwriters (as defined herein) in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Operating Partnership in immediately available funds.

    Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

    Subject to the terms and conditions contained in the terms agreement and related purchase agreement basic provisions (collectively, the "Underwriting Agreement"), the Operating Partnership has agreed to sell to Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), J.P. Morgan Securities Inc. and First Chicago Capital Markets, Inc. (the "Underwriters"), and the Underwriters have severally agreed to purchase, the respective principal amount of the Notes set forth after their names below. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters will be obligated to purchase all of the Notes if any are purchased.

                                              PRINCIPAL AMOUNT  PRINCIPAL AMOUNT
             UNDERWRITER                       OF 2002 NOTES     OF 2005 NOTES
--------------------------------------------  ----------------  ----------------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................  $    30,000,000   $    50,000,000
J.P. Morgan Securities Inc..................       15,000,000        40,000,000
First Chicago Capital Markets, Inc..........        5,000,000        10,000,000
                                              ----------------  ----------------
          Total.............................  $    50,000,000   $   100,000,000
                                              ----------------  ----------------
                                              ----------------  ----------------

    The Underwriters have advised the Operating Partnership that they propose initially to offer each series of Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .425% (in the case of 2002 Notes) and .45% (in the case of 2005 Notes) of the principal amount thereof. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of principal amount to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    Each series of Notes is a new issue of securities with no established trading market. The Operating Partnership does not intend to apply for listing of the Notes on a national securities exchange. The Operating Partnership has been advised by the Underwriters that the Underwriters intend to make a market in the Notes as permitted by applicable laws and regulations, but the Underwriters are not obligated to do so and may discontinue market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

    The Operating Partnership and the Company have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the
Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

    Merrill Lynch from time to time provides investment banking and financial advisory services to the Company and the Operating Partnership. Merrill Lynch also acted as representative of various underwriters in connection with public offerings of the Company's Common Stock in 1993, 1994 and 1995. J.P. Morgan Securities Inc. and the Operating Partnership have entered into a Forward Treasury Lock Agreement pursuant to which the Operating Partnership has paid a fee to J.P. Morgan Securities Inc. The First National Bank of Chicago, an affiliate of First Chicago Capital Markets, Inc., is serving as Trustee for the Notes and is also an agent bank for the Operating Partnership's Credit Line.

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    NO  DEALER, SALESMAN  OR OTHER  INDIVIDUAL HAS  BEEN AUTHORIZED  TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE OPERATING PARTNERSHIP OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR IN THE PROSPECTUS OR IN THE AFFAIRS OF THE OPERATING PARTNERSHIP SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                           --------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                             PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.............................................  S-3
The Operating Partnership.................................................  S-7
Recent Developments.......................................................  S-11
Use of Proceeds...........................................................  S-11
Capitalization............................................................  S-12
Selected Consolidated Financial Data......................................  S-13
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................  S-16
Properties................................................................  S-20
Description of the Notes..................................................  S-28
Underwriting..............................................................  S-35

                                   PROSPECTUS
Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
The Company and the Operating Partnership.................................    3
Use of Proceeds...........................................................    3
Ratios of Earnings to Fixed Charges.......................................    3
Description of Debt Securities............................................    4
Description of Preferred Stock............................................   14
Description of Depositary Shares..........................................   20
Description of Common Stock...............................................   24
Plan of Distribution......................................................   25
Legal Opinions............................................................   26
Experts...................................................................   26

    UNTIL  DECEMBER  18,  1995  (90  DAYS  AFTER  THE  DATE  OF  THIS PROSPECTUS
SUPPLEMENT), ALL DEALERS EFFECTING TRANSACTIONS IN THE NOTES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS SUPPLEMENT AND PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS SUPPLEMENT AND PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                     [LOGO]

                                  DUKE REALTY
                              LIMITED PARTNERSHIP

                                  $50,000,000
                                  7 1/4% NOTES
                             DUE SEPTEMBER 22, 2002

                                  $100,000,000
                                  7 3/8% NOTES
                             DUE SEPTEMBER 22, 2005

                            ------------------------
                             PROSPECTUS SUPPLEMENT
                            ------------------------

                              MERRILL LYNCH & CO.
                          J.P. MORGAN SECURITIES INC.
                                 FIRST CHICAGO
                             CAPITAL MARKETS, INC.

                               SEPTEMBER 19, 1995

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